Exhibit 99.1

Camelot Information Systems Inc.

Announces Shareholders’ Approval of Merger Agreement

BEIJING, China, March 25, 2014/PRNewswire/ — Camelot Information Systems Inc. (NYSE: CIS) (“Camelot” or the “Company”), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of September 18, 2013, by and among the Company, Camelot Employee Scheme Inc. (“Parent”) and Camelot Employee SubMerger Scheme INC, and to authorize and approve any and all transactions contemplated by the Merger Agreement, including the merger.

Immediately following the consummation of the transactions contemplated under the Merger Agreement, Parent will be beneficially owned by Mr. Simon Yiming Ma, the Company’s Chairman and Chief Executive Officer, Ms. Heidi Chou, the Company’s President, Mr. Yuhui Wang, the Company’s Executive Vice President (and/or entities affiliated with or related to them), together with other 33 existing shareholders of the Company (and/or entities affiliated with or related to them) who have elected to cancel their rollover shares and to subscribe for newly issued shares of Parent.

Approximately 61% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of those ordinary shares, approximately 84% were voted in favor of the proposal to authorize and approve the Merger Agreement and any and all transactions contemplated by the Merger Agreement, including the merger.

About Camelot Information Systems Inc.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China, as measured by its 2010 revenues and the number of SAP consultants as of December 31, 2010, according to International Data Corporation (“IDC”). IDC also ranked Camelot the number-one service provider in the banking testing market in 2010. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobiles, technology, as well as telecommunications, media and education.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investors and media inquiries, please contact:

Company Contacts: Ms. Jojo Guo, Investor Relations Manager Tel: +1 (646) 371-6533 E-mail: investors@camelotchina.com	Investor Relations Contacts: Mr. John Harmon, CFA Tel: +86 186 1151 1730 (Beijing) E-mail: john.harmon@harmoncorp.com